UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Corporation

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO THE MARKET

Clarifications on CVM/B3 Inquiries

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in compliance with the Official Letter (Ofício) No. 164/2020/CVM/SEP/GEA-4, issued by the Superintendence of Relationship with Companies (Superintendência de Relações com Empresas) of the Brazilian Securities Commission – CVM on September 22, 2020 (“Official Letter”), hereby presents to its shareholders and to the market in general the requested clarifications.

The Official Letter refers to the Notice to the Market published by TOTVS S.A. on September 21, 2020, in which it was declared that “through their legal advisors, the independent directors of Linx SA (“Linx”) have informed the legal advisors of TOTVS that they will not sign a Protocol and Justification of Merger (“Protocol”), (...) because they understand, mistakenly, in our view, that the execution of the Protocol, which is a mere proposal and recommendation by the signatories from management to be submitted to the shareholders of the respective companies, would violate the association agreement signed between Linx and STNE Participações S.A.", and requests a declaration from the Company regarding the information contained in the Notice to the Market of TOTVS S.A. A full transcript of the Official Letter is attached as Annex I.

In response to the Official Letter, the Company presents separately the statement received on September 22, 2020 from the Independent Directors and members of the Company's Independent Committee, which follows as Annex II to this Notice to the Market.

São Paulo, September 23, 2020.

LINX S.A.

Ramatis Rodrigues

Investor Relations Officer

Annex I

Official Letter (Ofício) No. 164/2020/CVM/SEP/GEA-4, issued by the Superintendence of Relationship with Companies (Superintendência de Relações com Empresas) of the Brazilian Securities Commission – CVM on September 22, 2020

COMISSÃO DE VALORES MOBILIÁRIOS
Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686
Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brasil - Tel.: (11) 2146-2000
SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031
www.cvm.gov.br

Ofício nº 164/2020/CVM/SEP/GEA-4

Rio de Janeiro, 22 de setembro de 2020.

Ao Senhor
ANTONIO RAMATIS FERNANDES RODRIGUES
Diretor de Relações com Investidores de
LINX S.A.
Avenida Doutora Ruth Cardoso, nº 7221, 20 andar, Bloco A - Pinheiros
05425-902 - São Paulo - SP
e-mail: ri@linx.com.br

Assunto: **Solicitação da manifestação**

Senhor Diretor,

1. Referimo-nos ao Comunicado ao Mercado divulgado pela TOTVS SA em 21.09.2020, por meio do qual foi informado que "por meio de seus assessores jurídicos, os conselheiros independentes da Linx S.A. (“Linx”) informaram aos assessores jurídicos da TOTVS que não irão firmar Protocolo e Justificação de Incorporação (“Protocolo”), (...) por entenderem equivocadamente, a nosso ver, que a assinatura do referido Protocolo, mera proposta e recomendação dos administradores signatários a ser submetida aos acionistas das respectivas companhias, feriria o acordo de associação celebrado entre a Linx e a STNE Participações S.A.".

2. A respeito, não verificamos no site da CVM qualquer divulgação da Linx SA sobre o referido assunto.

3. Nesse sentido, solicitamos a manifestação da Companhia sobre as informações constantes do Comunicado ao Mercado acima citado. Tal manifestação deverá incluir cópia deste Ofício e ser encaminhada ao Sistema IPE, categoria "Comunicado ao Mercado", tipo "Esclarecimentos sobre questionamentos da CVM/B3".

4. Ressaltamos que o atendimento à presente solicitação de manifestação por meio de Comunicado ao Mercado não exime a eventual apuração de responsabilidade pela não divulgação tempestiva de Fato Relevante, nos termos da Instrução CVM nº 358/02. Cabe lembrar ainda que, nos termos do artigo 3º da Instrução CVM nº 358/02, cumpre ao Diretor de Relações com Investidores divulgar e comunicar à CVM e, se for o caso, à bolsa de valores e entidade do mercado de balcão organizado em que os valores mobiliários de emissão da companhia sejam admitidos à negociação, qualquer ato ou fato relevante ocorrido ou relacionado aos seus negócios, bem como zelar por sua ampla e imediata disseminação, simultaneamente em todos os mercados em que tais valores mobiliários sejam admitidos à negociação.

5. Cientificamos que o não atendimento à solicitação **até 23.09.2020** sujeita à multa cominatória no valor de R$1.000,00 (mil reais), nos termos dispostos no art. 9º, II, da Lei n.º 6.385/76 e na Instrução CVM n.º 608/19, sem prejuízo de eventual apuração de responsabilidade pelo seu descumprimento.

Atenciosamente,

Documento assinado eletronicamente por **Jorge Luís da Rocha Andrade**, **Gerente**, em 22/09/2020, às 16:53, com fundamento no art. 6º, § 1º, do Decreto nº 8.539, de 8 de outubro de 2015.

Documento assinado eletronicamente por **Fernando Soares Vieira**, **Superintendente**, em 22/09/2020, às 17:02, com fundamento no art. 6º, § 1º, do Decreto nº 8.539, de 8 de outubro de 2015.

A autenticidade do documento pode ser conferida no site https://sei.cvm.gov.br/conferir_autenticidade, informando o código verificador **1102908** e o código CRC **7D2F5031**.
*This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" **1102908** and the "Código CRC" **7D2F5031**.*

Referência: Processo nº 19957.005563/2020-75 Documento SEI nº 1102908

Annex II

Statement received on September 22, 2020 from the Independent Directors and members of the Company's Independent Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer